FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on November 25, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the delisting of its shares from five stock exchanges.
2.	Newsletter issued to Shareholders by the registrant (English translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: December 10, 2003

November 25, 2003

FOR IMMEDIATE RELEASE

Media Contact:	Akira Kadota
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita to Delist Shares from Five Stock Exchanges

Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC), best known for its “Panasonic” brand products, announced that its Board of Directors today resolved to submit applications to five stock exchanges for the delisting of the company’s shares.

Details of the delisting are as follows:

1. Stock exchanges to which Matsushita will submit applications for delisting

Matsushita will submit applications to delist its shares from the following five stock exchanges:

In Japan:	Fukuoka Stock Exchange and Sapporo Securities Exchange

Overseas:	Pacific Exchange (U.S.), Euronext Paris Stock Exchange (France) and Dusseldorf Stock Exchange (Germany)

2. Reasons for delisting the company’s shares

In view of recent trends toward borderless capital markets, as well as the reorganization and integration of overseas stock exchanges, Matsushita aims to establish a more strategic and effective global listing structure by concentrating the listing of its shares on a limited number of stock exchanges. Regarding the delisting of its shares from the above-mentioned five stock exchanges, the company noted that trading volume of Matsushita’s shares on these exchanges is extremely low, and that the delistings would cause no substantial inconvenience to the company’s shareholders and investors.

- more -

3. Schedule

Applications for the delisting of the company’s shares will be submitted to the relevant stock exchanges beginning in December 2003. The company expects to complete the delisting process between March and April 2004.

[Reference]

Stock exchanges on which Matsushita will continue to be listed

In Japan:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange
Overseas:	New York Stock Exchange, Euronext Amsterdam Stock Exchange and Frankfurt Stock Exchange

Disclaimer Regarding Forward-Looking Statements

    This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

    The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

NEWSLETTER TO SHAREHOLDERS

with

the interim report

for

the fiscal first half ended

September 30, 2003

(This is an English translation of a newsletter

circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

OSAKA, JAPAN

Editor’s Notes:

1.	This Newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, in accordance with generally accepted practices in Japan. Readers of this English translation should not confuse the two kinds of financial statements.
2.	In accordance with regulations concerning financial documents under the Japanese Commercial Code, all amounts less than 1 million yen have been omitted from the financial statements in this newsletter. Similarly, amounts less than one-tenth of a billion yen are truncated in cases where amounts are provided in billions of yen.
3.	Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English translation).

To Our Shareholders

Fiscal 2004 First-half Business Results

During the first half of the current fiscal year ending March 31, 2004 (fiscal 2004), the Japanese economy remained unstable due to such factors as sluggish sales of seasonal products, a result of an unusually cool summer, and the appreciation of the Japanese yen. Overseas, economies in China and other Asian countries showed steady progress overcoming the effects of the SARS outbreak. Meanwhile, the economic climate in the United States also showed signs of improvement.

In this business environment, Matsushita has designated this year as the year of “re-declaring” its founding, or in other words, returning to the basic management philosophy upon which the Company was founded. In line with this philosophy, Matsushita shifted its management focus from “deconstruction” (structural reform) to “creation” (growth strategy) under a new autonomous business domain-based organizational structure.

Specific initiatives included continued successful introduction of “V-products” to capture a leading share in high-volume markets, and simultaneous global introductions of strategic products, by combining the strengths of business domain

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companies and domestic and overseas marketing divisions.

Furthermore, as part of a global strategy to enhance brand value, Matsushita designated the Panasonic brand as a globally unified brand for overseas markets under the slogan “Panasonic ideas for life.” To improve management efficiency, the Company also implemented a new management system that evaluates the performance of each business domain company based on Capital Cost Management (CCM) and cash flows, both on a global consolidated basis.

[Consolidated Results]

Although sales declined in seasonal products, such as air conditioners, due to an unusually cool summer in Japan, the Company’s consolidated sales for the first half increased, due primarily to the success of V-products, led by digital audiovisual (AV) products, cellular phones and factory automation (FA) equipment. As a result, consolidated group sales for the first fiscal half increased 1% from the first half of the previous fiscal year to 3,639.7 billion yen.

Regarding earnings, despite intense global competition, operating profit for the first fiscal half increased sharply, benefiting primarily from the success of V-products and the positive effects of various cost reduction initiatives. As a

2

result, operating profit for the first fiscal half increased 59% from a year ago to 79.6 billion yen. Income before income taxes, impacted by losses on the valuation of investment securities of associated companies, recorded a 3% increase from the same period of the previous year to 57.3 billion yen. Net income was also up, increasing 32% from the first half of the previous year to 23.1 billion yen.

[Non-consolidated (Parent Company Alone) First-half Results]

First-half parent-alone sales decreased 8% from a year ago to 1,958.9 billion yen. This is primarily attributable to the exclusion from parent company sales results of certain businesses that were transferred to subsidiaries as part of the Company’s groupwide organizational restructuring.

Regarding parent-alone earnings, while the Company was successful in implementing various cost reduction initiatives, the aforementioned decrease in sales resulted in a decline in parent-alone operating profit to 15.4 billion yen, down 9% from a year ago. However, recurring profit increased 11% to 53.7 billion yen, mainly a result of an increase in dividend income. Parent-alone net income also increased, up 1% from the first half of the previous year to 45.9 billion yen.

3

During the first half of fiscal 2004 Matsushita achieved favorable results, surpassing its initial targets. This, we believe, is a result of the new organizational structure, introduced on April 1, 2003, as well as steady progress in the shift of our management focus from “deconstruction” (structural reform) to “creation” (growth strategy).

Achieving Further Growth

Although the Company achieved improved business results in the first fiscal half, it is imperative that each business domain company continue efforts to further sustain current growth trends and profitability improvements. In addition to establishing solid management pillars to capture a top share in their respective business domains, each business domain company must accelerate the implementation of structural reforms toward optimum global management.

As Matsushita’s vision for the 21st century, the Company aims to contribute to the realization of a “ubiquitous networking society” and “harmonious coexistence with the global environment” in line with Matsushita’s basic business philosophy of contributing to society as a public entity. To realize this vision and fulfill our responsibilities as a manufacturing company, we will concentrate our management resources appropriately.

4

Furthermore, we aim to become one of the world’s leading companies by 2010.

This year, Matsushita celebrates its 85th anniversary. To show our deep gratitude for the continued support of our shareholders, the Company will implement a commemorative dividend (an additional 1.5 yen per share) at the end of this fiscal year.

We will continue to make Groupwide efforts to spur further growth and achieve the goals of the Value Creation 21 plan, which will conclude at the end of this fiscal year. I would like to thank all our shareholders for your continued support in these endeavors.

November 2003

Sincerely,

Kunio Nakamura

President

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Groupwide Initiatives for Continued Growth

Matsushita has shifted its management focus from “deconstruction” to “creation,” while speeding up the implementation of Groupwide initiatives to achieve growth. Specifically, the Company remains committed to the development and aggressive sales promotion of competitive V-products, which incorporate Matsushita’s proprietary “black-box” technologies, or technologies that cannot be easily imitated by competitors. At the same time, Matsushita is augmenting the role of overseas operations, which are considered to be a “growth engine” for the Company. Furthermore, the Company has been focusing on the effective management of funds to transform Matsushita into a lean and agile company, and thus increase corporate value.

New Business Domain-based Organizational Structure Aimed at Customer-centered Management

This year, Matsushita reorganized its business structure to establish a business domain-based operation that integrates the development, manufacturing and marketing functions of businesses in each domain. Under this new structure, each business domain company is responsible for its respective business, focusing on speedy response to customer needs. Business domain companies will exercise autonomous management, whereby they will act as solid pillars supporting the overall Matsushita Group. The following is a brief description of management initiatives at certain business domain companies.

Digital Networks

Panasonic AVC Networks Company

The market for digital AV products in Japan is expected to continue its current high rate of growth. One factor that will contribute to increased growth is the start of terrestrial digital broadcasting in Japan (in the Tokyo, Nagoya and Osaka areas). Seizing this opportunity, Panasonic AVC Networks Company (PAVC) is accelerating the implementation of growth strategies, focusing on SD Memory Card-compatible products, DVD recorders and digital TVs, including plasma display panel (PDP) and liquid crystal display (LCD) TVs. Interlinking these three product groups through content and bridge media, PAVC will develop a “3D” (SD, DVD, digital TV) value chain. Through these initiatives, PAVC will contribute to the realization of a ubiquitous networking society, while aiming to achieve a top position in global markets.

Panasonic Communications Co., Ltd.

Panasonic Communications Co., Ltd. (PCC) supplies fixed-line communications equipment, including telephones and facsimile machines, digital imaging equipment, such as printers and copiers, as well as networks and systems that interlink these products. Through diversified products and services utilizing such advanced technologies as IPv6, PCC seeks to transform the office, “SOHO” (small office and home office) and home into more comfortable and convenient environments.

Panasonic Mobile Communications Co., Ltd.

Panasonic Mobile Communications Co., Ltd. (PMC) is engaged in the development, manufacturing and sales of mobile communications equipment, from cellular phones to infrastructure, such as base transceiver stations, maintaining a top position in the domestic information and communications industry. To further strengthen its business in the global market, PMC is developing products compatible with varying global telecommunications standards and implementing marketing strategies tailored to individual markets throughout the world. Through these efforts, PMC will continue to offer new and innovative methods of communication to customers around the world.

Panasonic Automotive Systems Company

The automotive industry is currently undergoing fundamental changes, including increased consumer awareness regarding safety and environmental issues, and consumer demands for more comfortable and convenient vehicles. Fully utilizing Groupwide cutting-edge technologies in the fields of in-vehicle multimedia, environmental preservation, energy conservation and safety, Panasonic Automotive Systems Company supplies car navigation systems, car AV systems and electronic toll collection (ETC) systems, thereby contributing to improvements in the automotive industry that meet changing customer needs.

Home Appliances / Environmental Systems

Home Appliances Group

To help enhance the quality of peoples’ lives, the Home Appliances Group (HAG) provides its customers around the world with products and services in the clothing, food and home environment fields, all designed to evoke customers’ peace of mind, security and brand loyalty. HAG is promoting autonomous management at each of its three business domains: home appliances (washing machines, vacuum cleaners, microwave ovens, etc.), refrigeration & freezing and air conditioning (refrigerators, air conditioners, etc.), and household equipment and systems (kitchen fixture systems, hot water supply systems, etc.). Furthermore, HAG is working to improve overall management efficiency by concentrating its resources into strategic businesses and developing new applications for various technologies.

Matsushita Ecology Systems Co., Ltd.

To promote environmentally conscious lifestyles and a sustainable society, Matsushita Ecology Systems Co., Ltd. is developing its business in three areas: energy, environmental preservation and healthcare. Major product lines include ventilation systems, air purifiers, and wind and solar power generation systems. Responding to increasing global interest in environmental preservation, the company will work to achieve harmonious co-existence with the global environment, particularly through the purification of air, water and soil.

Components and Devices / Manufacturing Systems

Semiconductor Company

Semiconductors, particularly system LSIs, are the key devices in determining the performance of digital and networking products. The Semiconductor Company concentrates its resources on system LSIs for use in five growth areas: optical disc-related products, mobile communications equipment, digital TVs, SD Memory Cards/networks and image sensors. The company is promoting total solutions businesses through a convergence of system, design and process technologies.

Matsushita Battery Industrial Co., Ltd.

Matsushita Battery Industrial Co., Ltd. supplies a wide variety of high-performance batteries, ranging from manganese and alkaline dry cells to rechargeable batteries, including lithium ion batteries for such products as cellular phones. Taking advantage of its accumulated expertise, the company is also committed to the development of battery-powered product applications in such areas as lighting, cooking equipment and stationary-related products.

Matsushita Electronic Components Co., Ltd.

Matsushita Electronic Components Co., Ltd. is enhancing its technologies and R&D capabilities for a wide array of products, ranging from sensors and capacitors, to modular components including high-frequency digital tuners, power supply units and components for automatic insertion machines. The company is committed to becoming a global enterprise that creates value for its customers by manufacturing products and providing solutions that meet the specific needs of finished product manufacturers.

Corporate News

Chairman Wu Bangguo from China Visits Matsushita

Chairman Wu Bangguo of the Standing Committee of the Chinese National People’s Congress (NPC) visited Matsushita’s head office, where a welcoming ceremony was held with Chairman Morishita and President Nakamura in attendance. Following the event, Chairman Wu visited Matsushita’s Hall of Science and Technology. In his welcome speech, Chairman Morishita noted that, “Matsushita has been able to expand its business in China thanks to the success of the monochrome cathode-ray tube factory in Shanghai. Chairman Wu assisted Matsushita at that plant in the early days of our operations in China, so I am extremely happy to welcome this important, old friend here today.” In return, Chairman Wu thanked Matsushita for contributing to China-Japan trade and strengthening economic ties between the two countries. He added that China hopes to develop new frontiers in the electronics industry together with Matsushita.

Clear, sharp Images with Panasonic’s Optical Image Stabilizer

Matsushita held a series of press conferences announcing three new models in the LUMIX series of digital still cameras, including the DMC-FX5, incorporating Panasonic’s optical image stabilizer and Leica lens. The new cameras boast clear, sharp images. At one press conference, Mr. Ralf Coenen, COO of Leica Camera AG, introduced the new models, and offered a presentation on Leica’s business strategies. Mr. Luis Castaneda, a photographer who won the “Master of the Leica” award, was also present at the conference, where many of his photographs, taken with a LUMIX camera, were on display. Matsushita intends to increase its global market share by aggressively expanding its digital camera business overseas.

World’s First Filter Offering an Anti-allergen Function

In collaboration with Sekisui Chemical Co., Ltd., Matsushita Ecology Systems Co., Ltd. developed the world’s first filter with “Allergy-buster,” which eliminates 99% of allergens such as mites and pollen. Using phenol polymers, Allergy-buster removes the allergens captured by the filter. Matsushita Ecology Systems plans to apply this filter to products such as air purifiers and humidifiers.

World’s First Volume Production of 0.18 µm FeRAM-embedded System LSI

Matsushita succeeded in the world’s first volume production of a ferroelectric random-access memory (FeRAM)-embedded “system-on-a-chip” (SoC) using a 0.18 µm processing technology. FeRAM, offering high-speed writing, low power consumption and the ability to preserve content without electrical power, is expected to be one of the key device technology breakthroughs for applications in ubiquitous network services such as IC cards enabling electronic commerce and information security management. Advanced FeRAM-embedded SoCs will provide mobile electronic devices with reconfigurable functionality to allow for various data communication methods. Matsushita will launch the first such SoCs for use in mobile networking equipment.

Matsushita Supports Events Commemorating the 50th Annual Japanese Traditional Art Crafts Exhibition

Matsushita’s founder, Konosuke Matsushita, embraced deep interest in traditional Japanese arts and craftsmanship, since he believed that traditional crafts were the origin of various modern technologies. Inheriting the founder’s interest, Matsushita, as a company, has long helped preserve and promote traditional Japanese arts and crafts. To commemorate the 50th anniversary of the Exhibition of Japanese Traditional Art Crafts, this year, Matsushita supported the production of 3-D images and offered awards for young artists, in addition to cooperating in the production of films and a virtual gallery, the “Museum of Japanese Traditional Art Crafts.”

Consolidated Financial Information

Financial Summary

(Millions of yen, except per common share information)

	Year ended March 31, 2002		Year ended March 31, 2003				Year ending March 31, 2004
	First half	Full year	First half		Full year		First half
Sales	¥3,465,799	¥7,073,837	¥3,620,969		¥7,401,714		¥3,639,688
<Domestic sales>	<1,633,503 >	<3,313,912 >	<1,655,749	>	<3,453,836	>	<1,676,301	>
<Overseas sales>	<1,832,296 >	<3,759,925 >	<1,965,220	>	<3,947,878	>	<1,963,387	>
Income (loss) before income taxes	(84,413)	(537,779)	55,639		68,916		57,254
Net income (loss)	(68,448)	(427,779)	17,599		(19,453)		23,146
Net income (loss) per common share [yen]	(32.92)	(206.09)	8.42		(8.70)		9.83
Total assets	7,740,188	7,768,457	7,671,838		7,834,693		7,749,046
Stockholders’ equity	3,573,782	3,247,860	2,852,076		3,178,400		3,141,471
Stockholders’ equity per common share [yen]	1,718.87	1,558.68	1,372.87		1,347.17		1,356.61

Sales Breakdown

	Year ended March 31, 2003		Year ending March 31, 2004
	First half	Full year	First half
AVC Networks	47%	48%	47%
(Video and Audio Equipment)	(19)	(19)	(18)
(Information and Communications Equipment)	(28)	(29)	(29)

Home Appliances	16%	16%	16%

Components and Devices	16%	16%	16%

JVC	12%	11%	11%

Other	9%	9%	10%

Total	100%	100%	100%

(Notes) 1.	Consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
2.	Due to a revised local enterprise income tax law in light of a new pro-forma standard taxation system promulgated on March 31, 2003, the Company revaluated deferred tax assets and increased provision for income taxes by 22.3 billion yen in the consolidated statement of operations for the year ended March 31, 2003 (fiscal 2003).
3.	Net income (loss) per common share amounts are calculated on a diluted basis.
4.	Number of consolidated companies: 381 (as of September 30, 2003)
Number of companies reflected by the equity method: 57 ( ” )
5.	Amounts less than 1 million yen have been omitted, expect per common share information.
6.	From fiscal 2003, the Company has included certain subsidiaries of Victor Company of Japan, Ltd. (JVC) in its consolidated reporting.
Consolidated results for previous years have been restated retroactively.

Consolidated Balance Sheet (Summary)

	Yen (millions)
	Sept. 30, 2003	March 31, 2003
Assets
Current assets	4,003,827	3,986,178
Cash and cash equivalents	1,176,641	1,167,470
Time deposits	358,057	395,559
Short-term investments	2,836	1,196
Trade receivables (notes and accounts)	1,091,240	1,146,905
Inventories	871,044	783,262
Other current assets	504,009	491,786
Noncurrent receivables	294,955	299,239
Investments and advances	1,023,825	1,020,137
Property, plant and equipment, net of accumulated depreciation	1,261,541	1,298,895
Other assets	1,164,898	1,230,244

Total assets	7,749,046	7,834,693

Liabilities and Stockholders’ Equity
Current liabilities	2,588,759	2,570,832
Short-term borrowings	314,130	333,686
Trade payables (notes and accounts)	738,656	727,284
Other current liabilities	1,535,973	1,509,862
Long-term debt	550,362	588,202
Other long-term liabilities	1,349,059	1,387,082

Minority interests	119,395	110,177

Common stock	258,738	258,738
Capital surplus	1,226,265	1,219,686
Legal reserve	82,798	80,700
Retained earnings	2,438,354	2,432,052
Accumulated other comprehensive income (loss)	(699,153)	(705,642)
Treasury stock	(165,531)	(107,134)

Total liabilities and stockholders’ equity	7,749,046	7,834,693

(Note) Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Sept. 30, 2003	March 31, 2003
Cumulative translation adjustments	(240,601)	(161,124)
Unrealized holding gains (losses) of available-for-sale securities	36,006	(18,082)
Unrealized gains (losses) of derivative instruments	1,568	(1,090)
Minimum pension liability adjustments	(496,126)	(525,346)

Consolidated Statement of Income (Summary)

	(Six months ended September 30) Yen (millions)
	2003	2002
Sales	3,639,688	3,620,969
Cost of sales	(2,584,096)	(2,599,473)
Selling, general and administrative expenses	(975,986)	(971,490)

Operating profit	79,606	50,006

Other income (deductions) :
Interest income	9,809	12,187
Dividends received	3,558	2,267
Interest expense	(13,888)	(17,824)
Restructuring charges	(869)	(11,311)
Write-down of investment securities	(48,011)	(3,765)
Other income (loss), net	27,049	24,079

Income before income taxes	57,254	55,639

Provision for income taxes	(22,347)	(35,381)
Minority interests	(8,216)	980
Equity in earnings (losses) of associated companies	(3,545)	(3,639)

Net income	23,146	17,599

(Note)	Restructuring charges in “Other income (deductions)” includes expenses associated with the implementation of early retirement programs.

Consolidated Statement of Cash Flows (Summary)

	(Six months ended September 30) Yen (millions)
	2003	2002
Cash flows from operating activities	204,754	324,917
Cash flows from investing activities	(40,493)	95,064
Cash flows from financing activities	(136,954)	(216,084)
Effect of exchange rate changes on cash and cash equivalents	(18,136)	(15,845)

Net increase in cash and cash equivalents	9,171	188,052
Cash and cash equivalents at beginning of period	1,167,470	933,132

Cash and cash equivalents at end of period	1,176,641	1,121,184

(Parent Company Alone)

Financial Summary

(Millions of yen, except per common share information)

	Year ended March 31, 2002		Year ended March 31, 2003		Year ending March 31, 2004
	First half	Full year	First half	Full year	First half
Sales	¥1,962,674	¥3,900,790	¥2,118,647	¥4,237,869	¥1,958,968
Recurring profit (loss)	2,592	(42,480)	48,415	80,196	53,751
Net income (loss)	2,925	(132,410)	45,697	28,828	45,928
Net income (loss) per common share [yen]	1.41	(63.79)	21.99	12.80	19.67
Cash dividends per common share [yen]	6.25	10.00	6.25	12.50	6.25
Capital (at end of period)	211,000	258,737	258,738	258,738	258,738
Total assets (at end of period)	4,407,548	4,565,972	4,401,440	5,062,813	5,231,618
Shareholders’ equity (at end of period)	2,657,120	2,553,374	2,567,709	2,768,028	2,788,194
Shareholders’ equity per common share [yen]	1,277.72	1,225.39	1,235.99	1,173.14	1,204.05

(Notes) 1.	Amounts less than 1 million yen have been omitted, except per common share information.
2.

Net income (loss) per common share amounts were calculated using the average number of shares outstanding during each fiscal period, while shareholders’ equity per common share amounts are based on the number of shares outstanding at the end of each period.

From the year ended March 31, 2002, the average number of shares outstanding during a period and the number of shares outstanding at the end of a period do not include treasury stock.

3.	Beginning in the year ended March 31, 2003, net income (loss) per common share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”

(Parent Company Alone)

Sales Breakdown

	Year ended March 31, 2003		Year ending March 31, 2004
	First half	Full year	First half
AVC Networks	49%	49%	44%
(Video and Audio Equipment)	(17)	(17)	(18)
(Information and Communications Equipment)	(32)	(32)	(26)

Home Appliances	17%	17%	18%

Components and Devices	19%	20%	22%

Other	15%	14%	16%

Total	100%	100%	100%

(Note)	From the current fiscal year ending March 31, 2004 (fiscal 2004), the company has changed its product categories as shown below. Accordingly, sales breakdown data for the year ended March 31, 2003 (fiscal 2003) have been restated.

Major Products

Categories	Major products
AVC Networks	Videocassette recorders (VCRs), video camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players/recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electric musical instrument, satellite broadcast receivers and related equipment, facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CRT and liquid crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives and other computer peripherals, CATV systems, broadcast—and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, PBXs, traffic-related systems equipment, car audio, car navigation and other car AV equipment, measuring instruments, etc.

Home Appliances	Refrigerators, room air conditioners, compressors, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, electric lamps, photographic flash units, ventilation, air-blowing and air-conditioning equipment, vending machines, medical equipment, etc.

Components and Devices	Semiconductors, CRTs, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, LCD devices, electric motors, micro motors, dry batteries, storage batteries, solar batteries, battery chargers, etc.

Other	Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, bicycles, fire extinguishers, non-ferrous metals, etc.

(Parent Company Alone)

Balance Sheet (Summary)

	Yen (millions)
	Sept. 30, 2003	March 31, 2003
Assets
Current assets	2,122,893	2,042,769
Cash and deposits	772,343	760,804
Trade receivables (notes and accounts)	554,855	592,322
Short-term marketable securities	19,999	—
Inventories	218,730	192,158
Deferred tax assets	161,464	142,347
Other current assets	402,887	361,106
Allowance for doubtful receivables	(7,387)	(5,970)

Fixed assets	3,108,724	3,020,044
Tangible fixed assets	401,622	425,670
Intangibles	29,427	30,911
Investments and advances	2,677,675	2,563,462
Securities	587,735	517,994
Shares of subsidiaries	1,715,257	1,700,380
Deferred tax assets	193,386	257,154
Other investments	181,296	87,933

Total Assets	5,231,618	5,062,813

Liabilities and Shareholders’ Equity
Current liabilities	1,840,061	1,821,878
Trade payables (notes and accounts)	451,469	449,193
Other payables and accrued expenses	293,231	322,329
Convertible bonds (maturing within one year)	97,742	97,742
Other current liabilities	997,618	952,614

Long-term liabilities	603,362	472,906
Bonds	300,000	300,000
Employee retirement and severance benefits	164,083	170,215
Other long-term liabilities	139,279	2,690

Total liabilities	2,443,423	2,294,785

Capital	258,738	258,738
Capital surplus	567,412	564,067
Retained earnings	2,084,734	2,053,767
[Net income for the first half (included in Retained earnings)	45,928	28,828 ]
Unrealized holding gains of available-for-sale securities	42,840	(1,411)
Treasury stock	(165,531)	(107,134)

Total shareholders’ equity	2,788,194	2,768,028

Total liabilities and shareholders’ equity	5,231,618	5,062,813

(Notes) 1.	Amounts less than 1 million yen have been omitted.
2.	Accumulated depreciation of tangible fixed assets as of September 30, 2003	¥1,250,284 million
3.	Net income per common share for the first half ended September 30, 2003	¥19.67

(Parent Company Alone)

Statement of Income (Summary)

	(Six months ended September 30) Yen (millions)
	2003	2002
Sales	1,958,968	2,118,647
Cost of sales	(1,611,563)	(1,742,991)
Selling, general and administrative expenses	(331,980)	(358,794)

Operating profit	15,423	16,860

Non-operating income	56,984	49,598
Non-operating expenses	(18,657)	(18,043)

Recurring profit	53,751	48,415

Non-recurring income	11,345	48,119
Non-recurring loss	(958)	(830)

Income before income taxes	64,138	95,704

Provision for income taxes
Current	(3,677)	(329)
Deferred	(14,533)	(49,677)

Net income	45,928	45,697

Unappropriated retained earnings at beginning of period	40,467	41,191
Interim dividend	—	—

Unappropriated retained earnings at end of period	86,395	86,889

(Note)    Amounts less than 1 million yen have been omitted.

Disclaimer Regarding Forward-Looking Statements

This Newsletter includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this Newsletter do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Newsletter. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Outline of the Company (as of September 30, 2003)

Name in English	:	Matsushita Electric Industrial Co., Ltd.
Corporate Headquarters	:	1006 Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Telephone: 81-6-6908-1121
Date of Incorporation	:	December 15, 1935 (founded on March 7, 1918)
Capital	:	¥258,738 million
Number of Employees	:	52,362 (parent company alone)

URL	:	www.panasonic.co.jp/global